Exhibit 99.1

LATAM Airlines Group reports preliminary monthly statistics for December 2019

Santiago, Chile, January 9, 2020– LATAM Airlines Group S.A. and its subsidiaries, (“LATAM Airlines Group” or “the Company”) (NYSE: LTM / IPSA: LTM) today reported its preliminary monthly traffic statistics for December 2019 compared with the same period of 2018.

System passenger traffic increased 3.9%, while capacity rose by 3.7%. As a result, the Company’s load factor for the month increased 0.1 p.p to 83.5%. International passenger traffic accounted for approximately 51% of the month’s total passenger traffic.

The following table summarizes traffic figures for the month and includes a full-year breakdown for LATAM’s main business units.

	December				Full Year
	2019	2018	% Change		2019	2018	% Change
LATAM AIRLINES PASSENGER OPERATIONS
REVENUE PASSENGER KILOMETERS (million)
SYSTEM	10,992	10,584	3.9%		124,521	119,077	4.6%
DOMESTIC SSC (1)	1,970	1,879	4.8%		22,093	20,221	9.3%
DOMESTIC BRAZIL (2)	3,438	2,789	23.3%		33,363	30,492	9.4%
INTERNATIONAL (3)	5,585	5,916	-5.6%		69,065	68,365	1.0%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	13,157	12,682	3.7%		149,116	143,265	4.1%
DOMESTIC SSC (1)	2,485	2,291	8.5%		27,337	24,664	10.8%
DOMESTIC BRAZIL (2)	3,986	3,291	21.1%		40,442	37,541	7.7%
INTERNATIONAL (3)	6,686	7,100	-5.8%		81,337	81,059	0.3%

PASSENGER LOAD FACTOR
SYSTEM	83.5%	83.5%	0.1	pp	83.5%	83.1%	0.4	pp
DOMESTIC SSC (1)	79.3%	82.0%	-2.7	pp	80.8%	82.0%	-1.2	pp
DOMESTIC BRAZIL (2)	86.2%	84.7%	1.5	pp	82.5%	81.2%	1.3	pp
INTERNATIONAL (3)	83.5%	83.3%	0.2	pp	84.9%	84.3%	0.6	pp

PASSENGERS BOARDED (thousand)
SYSTEM	6,870	6,168	11.4%		74,189	68,806	7.8%
DOMESTIC SSC (1)	2,395	2,182	9.7%		26,619	23,928	11.2%
DOMESTIC BRAZIL (2)	3,191	2,561	24.6%		31,384	28,422	10.4%
INTERNATIONAL (3)	1,284	1,424	-9.8%		16,186	16,456	-1.6%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	305	315	-3.2%		3,526	3,583	-1.6%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	533	560	-4.9%		6,357	6,498	-2.2%

CARGO LOAD FACTOR
SYSTEM	57.2%	56.3%	1.0	pp	55.5%	55.1%	0.3	pp

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-2525

www.latamairlinesgroup.net

About LATAM Airlines Group S.A

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering services to 145 destinations in 26 countries, including six domestic markets in Latin America – Argentina, Brazil, Chile, Colombia, Ecuador and Peru – in addition to international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

The airline group employs over 42,000 people worldwide, operating approximately 1,300 flights per day and transporting over 74 million passengers per year.

LATAM Airlines Group has 328 aircraft in its fleet, which features the latest and most modern models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airline group in the Americas and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the sixth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via www.latamairlinesgroup.net

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.